As filed with the Securities and Exchange Commission on August 16, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EDDIE BAUER HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	42-1672352
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
10401 NE 8th Street, Suite 500
Bellevue, WA 98004
(Address of Principal Executive Offices)
Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan
(Full title of the plan)
McNeil S. Fiske, Jr.
President and Chief Executive Officer
10401 NE 8th Street, Suite 500
Bellevue, WA 98004
(425) 755-6544
(Name, address and telephone number, including area code, of agent for service)
Copy to:
J. Steven Patterson
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, DC 20036
(202) 887-4000

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of securities	Amount to be	offering price per	aggregate offering	registration
to be registered	registered	share(2)	price(2)	fee
Common Stock (1)	4,350,000	$10.27	$44,674,500	$1,371.51

(1)	Upon a future stock split, stock dividend or similar transaction involving the common stock of the Registrant and during the effectiveness of this Registration Statement, the number of securities registered shall be automatically increased to cover the additional securities in accordance with Rule 416(a) under the Securities Act of 1933.

(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933, based on average of the high and low price per share of common stock on August 13, 2007, as reported by the Nasdaq Global Market.

EXPLANATORY NOTE
     Eddie Bauer Holdings, Inc. (also referred to as the “Company,” “Registrant,” “Eddie Bauer,” “we” or “us”) prepared this registration statement (the “Registration Statement”) in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) to register an aggregate of 4,350,000 shares of our common stock which may be issued pursuant to the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Plan”). The Plan was amended and restated effective April 29, 2007.
     This Registration Statement includes a reoffer prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 and Part I to Form S-3. The reoffer prospectus permits reoffers and resales of previously issued shares under the Plan that constitute restricted securities and reoffers and resales of shares that will be issued under the Plan and that, upon issuance, will constitute control securities. This Registration Statement also contains information required pursuant to Part II of Form S-8.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
          The documents containing information specified in Part I of this Eddie Bauer Holdings, Inc. (the “Registrant”) registration statement on Form S-8 (the “Registration Statement”) will be sent or given to the participants in the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan, as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8 (Part II hereof), taken together, constitute a prospectus that meets the requirement of Section 10(a) of the Securities Act.

EDDIE BAUER HOLDINGS, INC.
1,367,278 Shares of Common Stock
     This reoffer prospectus relates to an aggregate of up to 1,367,278 shares of Eddie Bauer Holdings, Inc. common stock, which may be offered and sold from time to time by certain stockholders of the Company who have previously acquired such shares pursuant to the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Plan”). This prospectus also relates to the offer and sale from time to time, by our stockholders to be identified in one or more supplements to this prospectus, of shares issuable upon the exercise of options, rights or awards granted to such stockholders pursuant to the Plan. See “Selling Stockholders.”
     The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares covered by this prospectus.
     Our common stock is quoted on the Nasdaq Global Market under the trading symbol “EBHI.” On August 15, 2007, the last reported closing price of our common stock was $7.98 per share on the Nasdaq Global Market.
     The common stock offered pursuant to this prospectus involves risk. For more information, please see the section of this prospectus titled “Risk Factors,” beginning on page 3.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is August 16, 2007

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          You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with additional information or information that is different from that contained in this prospectus. You should not assume that the information provided in this prospectus, or any document incorporated by reference, is accurate as of any date other than the date on the cover page of those documents regardless of the time and delivery of this prospectus or of any sale of shares of common stock offered by this prospectus.
          Any statement contained in this prospectus or in a document incorporated by reference in, or deemed to be incorporated by reference in, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus, or any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference in, this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          The Registration Statement we filed with the Securities and Exchange Commission, or the SEC, includes or incorporates by reference exhibits that provide more detail with respect to certain of the matters discussed in this prospectus. Before investing in our securities, you should read carefully this prospectus and the related exhibits filed with the SEC, together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”

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PROSPECTUS SUMMARY
          This summary highlights certain information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. Because it is a summary, this discussion does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors,” and the information incorporated by reference in this prospectus, including our financial statements and related notes thereto, before you decide whether to invest in our common stock. Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Eddie Bauer,” the “Company,” “us,” “our” or “we” are to Eddie Bauer Holdings, Inc. and its consolidated subsidiaries.
Who We Are
          Eddie Bauer is a specialty retailer that sells casual sportswear and accessories for the modern outdoor lifestyle. Our primary target customers are women and men who are 30-54 years old with an average annual household income of $75,000. Eddie Bauer is a nationally recognized brand that we believe stands for high quality, innovation, style and customer service. Founded in 1920, Eddie Bauer has an established reputation in the outerwear market and was ranked as the number four outerwear brand in a survey conducted by Women’s Wear Daily in July 2007. Eddie Bauer also ranked number 27 in the Women’s Wear Daily Top 100 Brands in the July 2007 survey.
          In June 2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years. We are committed to turning our business around and revitalizing Eddie Bauer as a premium quality brand, both by continuing to implement initiatives that we commenced over the past several years and by actively changing initiatives that are not performing to expectations.
          We sell our products through two interdependent sales channels that share product sourcing, design and marketing resources:
•	retail, which consists of our Eddie Bauer stores and our Eddie Bauer outlet stores located in the United States and Canada; and

•	direct, which consists of our Eddie Bauer catalogs and our websites www.eddiebauer.com and www.eddiebaueroutlet.com.
          We aim to offer our customers a seamless retail experience and structure our operations to reflect that goal. Customers can purchase our products through either of our sales channels and return or exchange our products at any of our stores, regardless of the channel of purchase. Our U.S. stores also offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a particular size, color or item that may not be available in the store.
          As of June 30, 2007, we operated 377 stores, consisting of 257 retail stores and 120 outlet stores in the United States and Canada. During the three and six months ended June 30, 2007, we had 6.9 and 15.5 million, respectively, visits to our two websites and circulations of approximately 22.1 and 37.3 million, respectively, catalogs.
          In addition, we are minority participants in joint venture operations in Japan and Germany. As of June 30, 2007, Eddie Bauer Japan operated 47 retail stores and nine outlet stores, distributed 11 major catalogs annually and operated a website located at www.eddiebauer.co.jp. As of June 30, 2007, Eddie Bauer Germany operated three retail stores and two outlet stores, distributed six major catalogs annually and operated a website located at www.eddiebauer.de. However, our Eddie Bauer Germany joint venture has experienced weakness in its retail stores operation, and in January 2007 made the decision to close all of its retail stores. It is anticipated that Eddie Bauer Germany will close two of its three retail stores by August 2007 and the remaining store in Spring 2008. We continue to license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our modern outdoor lifestyle brand image.

          We design and source almost all of our clothing and accessories that we sell through our stores and direct sales channel. Although we do not manufacture any of our products, each of our vendors must comply with our Global Labor Practices Program that includes prohibitions against forced labor, child labor, harassment and abuse. Our sourcing and logistics infrastructure is designed to provide the timely distribution of products to our customers and stores, and our customer call center is designed to deliver a consistently high level of customer service.
          Our principal executive offices are located at 10401 NE 8th Street, Suite 500, Bellevue, WA 98004, and our telephone number is (425) 755-6544. We can be located on the Internet at www.eddiebauer.com.
Summary of the Offering
          This prospectus relates to the reoffer and resale from time to time by certain of our stockholders identified herein under the heading “Selling Stockholders” of up to 1,367,278 shares of our common stock previously issued pursuant to the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Plan”) or issuable upon the exercise of outstanding options, rights or awards granted to such selling stockholders pursuant to the Plan. This prospectus also relates to the reoffer and resale from time to time, by our stockholders to be identified in one or more supplements to this prospectus, of shares issuable upon the exercise of options, rights or awards granted to such stockholders pursuant to the Plan.
          Our common stock may be offered and resold from time to time by the selling stockholders identified in this prospectus. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the Nasdaq Global Market on the date of sale. We will not receive any proceeds from the sales of common stock by the selling stockholders under this prospectus. The selling stockholders will pay for the cost of all sales commissions and similar expenses. We will however pay for all of the costs associated with the filing of this Registration Statement.

RISK FACTORS
          You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus, before making a decision to invest in shares of our common stock. These risks are not the only ones we face. Additional risks not presently known to us or our subsidiaries or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects as well as those of our subsidiaries. The trading price of the common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us and described below and in the documents incorporated herein by reference.
Risks Relating to our Industry
If we cannot compete effectively in the apparel industry our business and financial condition may be adversely affected.
          The retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, outdoor specialty stores, apparel catalog businesses, sportswear marketers and online apparel businesses that sell similar lines of merchandise. Our outlet stores compete with the outlet stores of other specialty retailers as well as with other value-oriented apparel chains and national department store chains.
          Competition in the retail apparel industry is primarily based on:
•	brand recognition;

•	the selection, availability, quality and fit of products;

•	the ability to anticipate and react to changing customer demands and fashion trends in a timely manner;

•	price;

•	effectiveness of marketing and advertising; and

•	effectiveness of customer service.
          Our competitors may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. If we are unable to overcome these potential competitive disadvantages or effectively place our products relative to our competition, our business and results of operations will suffer.
Adverse changes in the economy may adversely affect consumer spending, which could negatively impact our business.
          The specialty retail apparel industry is heavily dependent on discretionary consumer spending patterns. Our business is sensitive to numerous factors that affect discretionary consumer income, including adverse general economic conditions, changes in employment trends and levels of unemployment, increases in interest rates, weather, acts of war, terrorist or political events, a significant rise in energy prices or other events or actions that may lead to a decrease in consumer confidence or a reduction in discretionary income. In addition, increased fuel costs may discourage customers from driving to our retail and outlet locations, reducing store traffic and possibly sales. Declines in consumer spending on apparel and accessories, especially for extended periods, could have a material adverse effect on our business, financial condition and results of operations.

Results of operations could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.
          Much of the clothing sold in the United States and Canada is manufactured outside the United States and Canada. Trade restrictions, including increased tariffs or quotas, embargoes, safe-guards and customs restrictions against apparel items, as well as U.S., Canadian or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our business, financial condition and results of operations. Under the World Trade Organization Agreement, effective January 1, 2005, the United States and other WTO member countries removed quotas on goods from WTO members, which resulted in an import surge from China. In response, the United States in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China, and may impose additional quotas. In fiscal 2006, our largest country of import was China with 31% of total imports, of which 12% were from Hong Kong. The extent of this impact, if any, and the possible effect on our sourcing patterns and costs, cannot be determined at this time. We also cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S., Canadian and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions.
Competitors in the retail apparel industry have been experiencing a trend towards lower prices, which has affected and may continue to affect our results of operations.
          Many retailers in the apparel industry, including Eddie Bauer, who are positioned between the high-end luxury segment and the low-end discount segment have been under increasing pressure to reduce prices of their products as a result of increased competition, the increased outsourcing of product manufacturing to countries with lower labor costs, trade liberalization, consolidation among retailers and lower barriers to entry for manufacturers and retailers. This trend is of extra significance to us since, as part of our strategy to revitalize our brand as a premium quality brand, we have added some higher priced items to our product offering. If we are unable to resist the trend towards lower prices, or are unable to sell our higher-priced products, our business, financial condition and results of operations could suffer materially.
The retail apparel business is seasonal in nature, and any decrease in our sales or margins during these periods could have a material adverse effect on our company.
          The retail apparel industry is highly seasonal. We generate our highest levels of sales during the fourth quarter, particularly during the November through December Holiday periods, and we typically experience higher sales of men’s products and accessories in June for Father’s Day. Our profitability depends, to a significant degree, on the sales generated during these peak periods. Any decrease in sales or margins during these periods, whether as a result of economic conditions, poor weather or other factors, could have a material adverse effect on our company.
The apparel industry is characterized by rapidly changing customer demands and our failure to anticipate and respond to changing customer style preferences in a timely manner will adversely affect our business and financial condition.
          The apparel industry is characterized by rapidly changing customer preferences and quickly emerging and dissipating trends. If we fail to effectively gauge the direction of customer preferences and anticipate trends, our product offerings may be met with poor customer reception and require substantial discounts to sell. We typically place orders with our vendors approximately six months prior to the initial sale date. Due to this lead time, we have a very limited ability to respond to changes in customer preferences between our order date and initial sale date. If we are unable to successfully identify changes in customer preferences and anticipate customer demand from season to season, or if customer preferences shift away from our line of product offerings, we could experience lower sales, excess inventories, higher mark-downs and decreased earnings. In addition, we will incur additional costs if we need to redesign our product offerings. The occurrence of any of these events may also have a negative effect on our brand name if customers believe we are unable to offer relevant styles. We may respond by further increasing mark-downs or introducing marketing promotions, which would further decrease our gross margins and net income.

Risks Relating to our Business
If we cannot revitalize the Eddie Bauer brand, our business will be adversely impacted.
          Our net merchandise sales have declined during the last several fiscal years, from $1.6 billion in fiscal 2000 to $1.0 billion in fiscal 2006. In addition, comparable store sales have also decreased in 23 of the 30 quarters since the beginning of fiscal 2000. Our customer database has also decreased, from approximately 8.9 million customers at the end of fiscal 2000 to approximately 8.0 million customers as of December 30, 2006. Customer traffic in our stores in 2007 has not kept pace with mall traffic and has declined from the prior year. We have taken, and intend to take, several strategic, operational and management actions designed to reconnect with our customers and revitalize Eddie Bauer as a premium quality brand. However, we cannot assure you that the changes we have made, or the additional actions we are taking or intend to take, will be successful. For example:
•	our attempt to revitalize the brand and attract new customers by offering a more current and updated look may result in confusion among existing customers or the loss of existing customers;

•	our desire to attract additional female customers may result in the loss of existing male customers;

•	our addition of different price classifications may drive away existing customers and fail to attract new customers;

•	our efforts to increase traffic and sales in our retail stores may not be cost effective; or

•	our marketing efforts to promote our revitalized brand may not be effective.
          If we cannot successfully revitalize the Eddie Bauer brand, or if the revitalization takes longer than anticipated, our business and our financial condition and results of operations will be adversely impacted. The results of the Fall/Holiday 2005 and the first three quarters of fiscal 2006 did not meet management expectations and indicated that our customers did not respond positively to all of the changes we made to our product offerings in our 2005 Fall/Holiday line. Compared to the same quarter in the prior year, net merchandise sales for the third and fourth quarters of fiscal 2005 were down $18.3 million and $29.5 million, respectively, or approximately 8.2% and 7.6%, respectively, and comparable store sales declined by 4.3% and 7.1%, respectively. Results for the first three quarters of fiscal 2006 had declines in net merchandise sales of $26.0 million, $17.8 million and $5.4 million, respectively, or approximately 12.6%, 7.7% and 2.7%, respectively. Comparable store sales also declined approximately 10.0%, 5.9% and 1.5% in the first, second and third quarters of fiscal 2006 compared to the same periods in the prior year. The decrease in net merchandise sales and a $77.6 million increase in impairment charges, resulted in an increase in our operating loss of $141.8 million for fiscal 2006 compared with the prior year. Our net merchandise sales and comparable store sales both increased in the fourth quarter of fiscal 2006 and the first six months of fiscal 2007 compared to the same periods in the prior fiscal years, but there can be no assurances that such increases will continue. If customer purchases lag behind our expectations, we may experience decreased net merchandise sales, negative comparable store sales and higher operating losses.
We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process which, if not addressed, could have a material adverse effect on our business.
          Our primary operating subsidiary, Eddie Bauer, Inc., was previously owned by Spiegel, Inc. (“Spiegel”). In March 2003, Spiegel, together with 19 of its subsidiaries and affiliates, including Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In June 2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years pursuant to an Amended Joint Plan of Reorganization relating to the bankruptcy (the “Plan of Reorganization”) which became effective on June 21, 2005. As a result of our involvement in the Spiegel bankruptcy proceedings, we were required to take actions that we might not otherwise have taken as a stand-alone company, including:

•	distributing a significant portion of our cash flow and the proceeds of the $300 million senior secured term loan to the creditors of Spiegel, instead of reinvesting that capital in our business and infrastructure during the bankruptcy process;

•	borrowing significant amounts (including $300 million under the senior secured term loan and amounts from time to time under our senior secured credit facility of up to $150 million) and as a result becoming subject to the restrictions and limitations imposed by the lenders under our financing facilities;

•	limiting capital expenditures and investment into the infrastructure and growth of our company;

•	focusing on short term cash flow and operating income rather than long term sustainability of our company;

•	assuming ongoing obligations, equal to approximately $17 million as of June 2005, associated with Spiegel’s former pension and other retirement plans;

•	assuming the obligations of Spiegel and its subsidiaries to indemnify officers or employees for liability associated with their service;

•	selling and subsequently leasing back our corporate headquarters;

•	allocating substantial management resources to participating in the bankruptcy proceedings; and

•	inheriting facilities that were not optimally suited for our operations and, as a result, having to sell, streamline, consolidate or relocate some of these facilities.
          We have been operating as a stand-alone entity since June 2005 and face additional costs and risks as a result. We must continue to streamline the back-end distribution and logistics operations we inherited and reduce costs throughout our organization. We are still in the process of integrating our personnel, systems and operations, and we must do so while being subject to the constraints imposed on us as a result of the bankruptcy process. If we are unable to do so successfully, our business, financial condition and results of operations could be harmed.
Management’s attention may be diverted from operations while establishing post-emergence infrastructure.
          Our senior management team has devoted substantial efforts to guide the company through the bankruptcy reorganization and its subsequent emergence. We anticipate that management will need to continue to dedicate a substantial portion of time to establishing an adequate operating and public company infrastructure in the near term since Eddie Bauer has not been an independent company since 1971. If management’s attention is diverted too much from operational issues facing our business as a result of infrastructure or post-bankruptcy related responsibilities, management may not be able to devote sufficient time to revitalize the brand and our results of operations may suffer.
If our management team cannot integrate effectively or if we cannot attract and retain qualified senior and middle management and associates, our business will be adversely affected.
          Most of the members of our senior management team have been in place for less than three years. Our new chief executive officer started on July 9, 2007 and our chief merchandising officer and head of design joined us in the Summer of 2004. Our senior vice president, general counsel and secretary recently resigned, and we are currently operating without a permanent chief financial officer. In addition, several other key positions are open, such as chief operating officer, chief marketing officer and vice president of direct. Our success will depend to a significant extent on our ability to attract qualified individuals to our leadership team and to retain the services of members of our senior management team in the long term through attractive incentive arrangements. Competition for qualified personnel is intense. We may not be able to retain current employees or attract new employees due to uncertainty relating to our business as a result of our emergence from bankruptcy and uncertainty concerning our pursuit of strategic alternatives and our failure to obtain stockholder approval of our proposed merger in February 2007. Additionally, it may take a significant amount of time for any new personnel to become integrated into our business and operations. The loss, for any reason, of the services of members of our management team or the failure to attract and retain additional members of our management team could have a material adverse effect on us.
          Our success also depends on our ability to hire, motivate and retain other qualified associates who reflect and enhance our customer-service oriented culture, including our store managers, sales associates and staff at our call centers. If we are unable to hire and keep enough qualified associates, especially during our peak season, our customer service levels and our business, financial condition and results of operations may be hurt.
In prior periods, we have disclosed that we had material weaknesses in our internal control over financial reporting. While we have been actively addressing these weaknesses through specific remediation plans, management has not completed the assessment required by Section 404 of the Sarbanes-Oxley Act. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods, as a result of existing or subsequently identified material weaknesses in internal control over financial reporting, which could result in investors losing confidence in the accuracy and reliability of our financial statements.
          In preparing our financial statements as a stand-alone company since June 21, 2005, we identified several material weaknesses in our internal controls over financial reporting as described further in Part I, Item 4 Controls and Procedures in our Quarterly Report on Form 10-Q for the three months ended June 30, 2007 which we filed on August 14, 2007. We will need to continue to divert significant resources to address our currently known weaknesses. If we are unable to adequately remediate our currently known weaknesses or if we identify additional weaknesses, investors could lose confidence in the accuracy and reliability of our financial statements, which would cause the market price of our stock to decline and could lead to stockholder litigation.
If we are not successful in improving profitability of our retail stores, our business will be adversely affected.
          The growth of sales in our stores is significantly dependent on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a reasonable return. Desirable locations and configurations may not be available to us at all or at reasonable costs.
          Our success will also depend on our ability to improve the profitability of our retail stores, which will require us to:
•	offer relevant products to our customers;

•	avoid construction delays and cost overruns in connection with the build-out of new stores;

•	close underperforming stores in a rational manner, such as upon their natural lease expirations;

•	adjust the average size of our existing stores to a more cost-efficient size; and

•	generate sufficient average sales per square foot in the stores we wish to keep open, to prevent a landlord exercising its contractual right to terminate the lease early if the store does not perform well.
If we cannot negotiate leases on reasonable terms, our business would be adversely affected.
          Substantially all of our store locations are leased from landlords in regional malls and lifestyle centers and in metropolitan areas. As a result, each year, a portion of the locations under lease is due for renewal or renegotiation. In addition, we close a certain number of our store locations and lease new locations each year. Landlords typically evaluate the creditworthiness of a tenant and the expected sales volume of the store location in connection with the negotiation of lease terms. Continued weakening of our financial performance or financial profile, including our sales per square foot, or potential covenant defaults on our debt instruments could ultimately lead landlords to conclude that we do not meet their criteria for risk and return, and result in our inability to negotiate leases on reasonable terms or at all. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Due to the need to terminate or renegotiate a number of leases during the bankruptcy proceeding, our relationships with significant landlords may have been damaged, which may result in additional difficulty in leasing appropriate space. Our failure to secure favorable lease terms generally and upon renewal could hurt our business, financial condition and results of operations.
We depend on a high volume of mall traffic, the lack of which would hurt our business.
          Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Traffic in malls where we have stores may be adversely affected by regional economic downturns, the closing of anchor tenants and competition from non-mall retailers and other malls where we do not have stores. In addition, a decline in the desirability of the shopping environment of a particular mall, or a decline in the popularity of mall shopping generally among our customers, would hurt our business, financial condition and results of operations.
If our catalogs are not successful, it could adversely affect both of our sales channels.
          The success of our catalogs is a key factor in our efforts to revitalize our brand, as we believe the catalogs reinforce our brand image and drive sales across the retail and direct channels. If we are unable to continue to attract customers to our catalogs by providing them with appealing and extensive product offerings, our business, financial condition and results of operations may suffer.
          Factors that may impact our ability to maintain and grow our catalog sales include:
•	customer acceptance of our catalog presentations;

•	increases in paper and printing costs, postage rates and other costs relating to our catalog mailings;

•	a failure in the timing of catalog deliveries;

•	the implementation of government-mandated return policies that would require us to pay for all returns;

•	our inability to adequately replenish our customer database, which has decreased in each of the last several years, primarily due to the loss of customers who were private-label credit card holders in connection with the liquidation of First Consumers National Bank, which was a special-purpose bank of Spiegel that offered private-label credit cards imprinted with an Eddie Bauer, Newport News or Spiegel logo to qualifying customers; and

•	the accuracy, breadth and depth of the information contained in our customer database so we can correctly analyze our mailing lists and maximize our customer targeting efforts.
          In addition, catalog sales may decline as a result of customers switching from catalog purchases to Internet purchases. Our catalog sales may also be affected since, unlike some of our catalog competitors, we collect a sales tax on catalog sales.
Our website operations may not be successful, which could adversely affect our business.
          The success of our websites is subject to risks and uncertainties associated with the Internet, including changing customer preferences and buying trends relating to Internet usage, changes in required technology interfaces, increasing costs of placing advertisements and keywords online, website downtime and other technical failures, changes in applicable U.S. and foreign regulation, security breaches and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties might hurt our website sales and damage our brand’s reputation. Internet sales may also be affected since, unlike some of our online competitors, we collect a sales tax on Internet sales.

          Our processing, storage and use of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights. Our collection and processing of transactions through our websites require us to receive and store large volumes of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Our business, financial condition and results of operations could be adversely affected if the laws and regulations are expanded, implemented or interpreted to require changes to our business practices and methods of data collection.
          As personal and legal issues relating to privacy and data protection become more sensitive, we may become exposed to potential liabilities with respect to the data we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, financial condition and results of operations due to the costs and negative market reaction to such developments.
We may be subject to significant liability should the consumption of any of our products cause injury or death.
          The sale of casual sportswear and accessories involves the risk of injury to consumers. If the use of any of our products causes, or is alleged to have caused, an injury we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused injury or death could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.
          Under certain circumstances, we may be required to recall products, leading to a material adverse effect on our business. Even if a situation does not necessitate a recall, product liability claims might be asserted against us. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.
There is no assurance that our royalty stream from licensing arrangements will continue in the future.
          We are currently a party to licensing agreements with third parties for the manufacture, distribution and sale of merchandise carrying the Eddie Bauer brand name. These third-party licensees may not perform under the terms of the licensing agreements. In addition, some of our licensing agreements will expire by their terms over the next several years. We cannot assure that we will be successful in negotiating and entering into either extensions of existing agreements or new licensing agreements with suitable third parties on economically favorable terms. In addition, any downturn in the business or reputation of our licensees could in turn reduce sales of our licensed products. While our licensees are responsible for all quality control procedures on our licensed products, we cannot assure that our reputation will not be harmed as a result of any product liability claim in the future. Any such claim could divert management attention and result in significant costs to us. The occurrence of any one or more of these events could adversely affect our Eddie Bauer brand revitalization initiatives and thus our business, operating results and financial condition.
          Further, our licensing arrangements provide us with relatively high margins because we incur relatively few expenses in connection with them. As a result, any decrease in our royalty revenue will adversely affect our net income directly.
We rely on one sourcing agent for a substantial majority of our sourcing needs.
          In 2006, on a purchase value basis, we sourced approximately 84% of our products through Eddie Bauer International, Ltd. (“EBI”). In the six month period ended June 30, 2007, we sourced approximately 70% of our products through EBI. Our sourcing agreement with EBI is on a commission basis and is automatically renewed each year unless terminated by either party upon one year written notice. If the agreement with EBI were terminated or if the terms of the agreement were modified substantially and we did not find an appropriate replacement in a timely manner and on reasonable terms, or if we were unable to transition the EBI functions in-house in a cost effective manner, we could experience shortages or delays in receipt of our merchandise, higher costs and quality control issues. Any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our competitors may perform all or a larger portion of their sourcing functions in-house, and, as a result, have lower sourcing costs than we do.
We outsource the manufacturing of our products to vendors outside the United States. As a result, we may have difficulty securing production sources that meet our requirements. We also are subject to a variety of risks associated with doing business abroad.
          We use independent vendors to manufacture our products and depend on these vendors to maintain adequate financial resources, secure a sufficient supply of raw materials and maintain manufacturing capacity to meet our pricing, quality and demand requirements. We do not maintain long-term contracts with our vendors. If we are unable to locate quality vendors and foster stable relationships with them, this could have a material adverse effect on our business, financial condition and results of operations. In addition, as vendors receive increased orders from us and/or other retailers, we may experience delays in receiving our products or quality control issues. We also anticipate reducing the number of vendors and countries from which we source, which may make it more difficult to meet our performance, quality and cost requirements and will cause us to become more dependent upon a smaller number of vendors.
          Importing from foreign suppliers also requires us to order products in advance to account for transportation time. We currently order products approximately six months prior to the time the product is available to our customers. We may have to hold goods in inventory and sell them at lower margins if we overestimate customer demand or if customer preferences change. If we underestimate customer demand, we may miss sales opportunities. In addition, this lead time also makes it difficult for us to adjust to changes in customer preferences subsequent to our orders. Finally, if quality control inspectors detect a defect, delivery of our products may be delayed, which could have a material adverse effect on our business, financial condition and results of operations.
          Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political and financial instability, currency and exchange risks, disruption of imports by labor disputes and local business practices, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters, acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment, receipt of or demand for merchandise. Our future performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations.
Increased energy prices may increase our sourcing and shipping costs.
          Energy prices have risen substantially over the past few years and may continue to rise due to tight supplies, political unrest in oil producing regions or other factors. If our shipping or sourcing partners pass these increases on to us, our costs of goods will increase. If we are unable to increase our product and shipping prices, as applicable, to cover these additional costs, our operating results and financial condition will be adversely impacted.
Any disruption in our transportation delivery chain could delay shipments to our stores and to our customers.
          We rely on third parties for each step of our transportation delivery chain to deliver our products on time. If any step in the chain becomes unavailable or is delayed, we would have to find a replacement. We may incur additional costs and could experience a delay in delivering our products to our stores and to our customers. We have experienced such issues in the past. For example, we began receiving overseas shipments into the ports of Tacoma/Seattle because we experienced lengthy delays using the port of Los Angeles. In addition, in 2002, a West Coast longshoremen’s strike significantly delayed delivery of our products to our distribution center in Groveport, Ohio. Also, from time to time labor disputes regarding pilots employed by United Parcel Services (“UPS”) have occurred, which have threatened our ability to deliver expedited packages in the event of a work stoppage. Finally, inclement weather, other natural disasters or acts of terrorism may cause unexpected delays in our transportation delivery chain. Any inability to deliver products on time could undermine customer confidence in us and have a material adverse effect on our business, financial condition and results of operations.
Our inability to streamline our back-end operations to serve as a stand alone entity or a significant disruption in back-end operations could adversely affect our business.
          As part of the Spiegel bankruptcy process, we transitioned our back-end operations, including our information technology systems, logistics and distribution and customer call centers to support our business on a stand-alone basis. The systems, networks, facilities and other infrastructure associated with these back-end functions were originally designed to support multiple Spiegel merchant divisions, and we are in the process of streamlining these operations to make them more appropriate for our business as a stand-alone entity. In addition, some of these systems, particularly relating to information technology, are dated and are an amalgamation of multiple applications, rather than one overarching state-of-the-art system. We will incur substantial costs in connection with updating and streamlining our information technology systems, and it is anticipated to take a significant amount of time. If we are unable to effectively streamline these systems and update them where necessary, this could have a material adverse effect on our business, financial condition and results of operations.
          In addition, any significant interruption in our back-end operations resulting from systems failures, associate grievances, natural disasters, inclement weather, accidents or other unforeseen events could lead to delays or other lapses in service relating to the distribution of merchandise to our stores and to our customers, or in the processing of returns from our customers. If our current back-end operations cannot handle a significant increase in transaction volume, we may experience inaccuracy in processing orders or delays in delivering orders. Any delays or lapses in service could have a material adverse effect on our business, financial condition and results of operations.
Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate our joint ventures effectively.
          We provide our joint venture partners in Germany and Japan with access to our designs, sourcing network, marketing materials, catalog photography, page layouts and general operational knowledge. We do not directly manage or control the sales, marketing or operational aspects of our joint venture partners. Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate the joint venture effectively and in a manner consistent with our business plans. We also are subject to foreign currency exchange risk as our joint ventures submit payment to us in their respective local currencies and we convert to U.S. dollars at a daily rate upon payment. Our Eddie Bauer Germany joint venture has experienced weakness in its retail stores operation, and in January 2007 made the decision to close all of its retail stores. Eddie Bauer Germany anticipates that it will close two of its three remaining retail stores by August 2007 and the remaining store in Spring of 2008. We may record additional equity losses in future periods related to our proportionate share of the store closing costs.

If we cannot protect our trademarks and other proprietary intellectual property rights, our business may be adversely affected.
          We use many trademarks and product designs in our business. As appropriate, we rely on the trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs. We believe these trademarks and product designs are important to our competitive position and success. Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend the litigation. Moreover, if the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.
          Additionally, we may experience difficulty in effectively limiting unauthorized use of our trademarks and product designs worldwide. Unauthorized use of our trademarks or other proprietary rights may cause significant damage to our brand name and our ability to effectively represent ourselves to our agents, suppliers, vendors, licensees and/or customers. While we intend to enforce our trademark and other proprietary rights, there can be no assurance that we are adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights.
If our independent vendors do not use ethical business practices or comply with applicable laws and regulations, our business and our reputation could be harmed.
          While our Global Labor Practices Program and our vendor operating guidelines promote ethical business practices, we do not control our independent vendors or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines.
          Violation of labor or other laws by our vendors, or the divergence of a vendor’s labor practices from those generally accepted as ethical in the United States could materially hurt our business, financial condition and results of operations if, as a result of such violation, we were to incur substantial liability or attract negative publicity damaging to our reputation. Our business might also be harmed if we ceased our relationship with that vendor and were unable to find another vendor to produce goods on equally favorable terms.
Unseasonable or severe weather conditions may adversely impact our net merchandise sales and our operating results.
          Our business is adversely affected by unseasonal weather conditions. Sales of our outerwear and sweaters are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. Further, sales of our Spring and Summer products, which traditionally consist of lighter clothing, are adversely impacted by cool or wet weather. In addition, severe weather events, such as hurricanes, blizzards and floods typically lead to temporarily reduced traffic at malls where most of our stores are located. Severe weather events have and will continue to impact our ability to supply our stores from our central distribution facility, deliver orders to our customers and staff our stores and call centers. Periods of unseasonably warm weather in the Fall or Winter or unseasonably cold or wet weather in the Spring or severe weather events could have a material adverse effect on our results of operations and financial condition.
Risks relating to our Financial Condition and Results of Operations
If our net operating loss carryforwards become unavailable or limited in the future, we may be obligated to pay income tax in excess of amounts retained with respect to the securitization note.
          In connection with our emergence from bankruptcy we issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which we are obligated to pay the creditors’ trust 90% of any proceeds (as defined in the obligation) received by Spiegel Acceptance Corporation and Financial Services Acceptance Corporation in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party. As a result of this arrangement, we are taxed on 100% of the proceeds we receive from Spiegel Acceptance Corporation and Financial Services Acceptance Corporation (which are former Spiegel entities acquired by us as part of the Plan of

Reorganization) in respect of the securitization interest, but are only entitled to retain 10% of the amounts received. As a result, to the extent that we receive proceeds, the arrangement reduces the amount of net operating loss carryforwards that are available to offset income from other sources. In addition, if our net operating loss carryforwards become unavailable or are limited in the future, including through a change of control, the amount of taxes due on the 100% of proceeds we receive likely would exceed the 10% of proceeds we are entitled to retain and would reduce our cash flow.
Our reorganization valuation was based in part on estimates of future performance. If actual results do not meet or exceed the projections in our long term plan, we could experience additional impairment charges that could adversely affect our operating results.
          Our financial statements reflect the adoption of fresh start accounting under American Institute of Certified Public Accountants Statement of Position 90-7 (“SOP 90-7”). Fresh start accounting principles provided, among other things, that we determined the reorganization value of our company and allocated such reorganization value to the fair value of our tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 141, (“SFAS 141”) as of our emergence from bankruptcy in June 2005. An independent third party appraisal firm was engaged to assist us in determining our reorganization value. As of our fresh start reporting date, we recorded goodwill and trademark intangible assets of $220.5 million and $225.0 million, respectively.
          Although we allocated our reorganization value among our assets in accordance with SFAS No. 141, our allocations were based on estimates and assumptions that may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If these results are not achieved, the resulting values could be materially different from our estimates, which could cause us to write down the value of our assets and record impairment charges which could make our earnings volatile. During the fiscal year ended December 30, 2005, in conjunction with our annual impairment reviews as required under SFAS No. 142, we recognized an impairment loss of $40 million related to our trademarks. The decline in the fair value of our trademarks between our fresh start reporting date and December 30, 2005 was due principally to decreases in our projected revenues. In the third quarter of fiscal 2006 we completed impairment tests for our indefinite-lived intangible assets, including our goodwill and trademarks. As a result we recorded an impairment charge of $117.6 million related to our goodwill. The decline in our fair value since our fresh start reporting date was due principally to the lower than projected revenues and gross margins.
          We could experience additional impairment charges in future periods if our assumptions and projections within our long-range plans are not achieved.
Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.
          In connection with the Plan of Reorganization, we and our subsidiaries entered into the $300 million senior secured term loan agreement and a $150 million senior secured revolving credit facility. Since that time, we and our subsidiaries refinanced the $300 million senior secured term loan by entering into a $225 million amended and restated senior secured term loan agreement and issued $75 million aggregate principal amount of 5.25% convertible senior notes due 2014. As a result, we have, and will continue to have a substantial amount of debt. Our level of debt:
•	requires us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt (currently 50% of our excess cash flow must be used to reduce our outstanding obligations under the Amended Term Loan on an annual basis), which reduces our funds available for working capital, capital expenditures and other general corporate purposes, and may also prevent us from taking advantage of business opportunities as they arise or successfully carrying out expansion plans, if any;

•	may result in higher interest expense if interest rates increase on our floating rate borrowings;

•	limits our flexibility in planning for or reacting to, and heightens our vulnerability to, changes or downturns in our business, the industry or in the general economy; and

•	limits our ability to pay future dividends.
          In addition, the terms of our debt contain various restrictive covenants that limit our ability to, among other things:
•	incur additional debt;

•	grant liens;

•	dispose of certain property;

•	make certain capital expenditures; and

•	engage in sale-leaseback transactions and transactions with affiliates.
          We are also required to meet a fixed charge coverage ratio and a leverage ratio under our term loan and, if certain availability thresholds are not met, a fixed charge coverage ratio under our revolving credit facility. We must improve our financial performance from current levels in order to remain in compliance with these covenants, and failure to comply may result in the term loan becoming due and payable. These restrictions and covenants inhibit our operational flexibility and restrict or prohibit our ability to take actions that could be beneficial to the holders of our securities. This may place us at a competitive disadvantage to our competitors who may not be subject to similar restrictions.
We experience fluctuations in our quarterly comparable store sales.
          The success of our business depends, in part, upon our ability to increase sales at our existing stores. Our comparable store sales have fluctuated over most quarters in the past three years, and we expect that they will continue to do so in the future. Since fiscal 2002, our quarterly comparable store sales have ranged from a decrease of 17.1% in the first quarter of fiscal 2002 to an increase of 4.7% in the first six months of fiscal 2007. Various factors affect our comparable store sales, including the number of stores we open and close in any period, the general retail sales environment, changes in our merchandise, competition, customer preferences, current economic conditions, energy prices, the timing of our releases of new merchandise and promotional events, the success of our marketing programs, the approach and timing of mark down strategies, weather conditions and the overlapping of existing store sales by new stores in existing markets.
          Our ability to maintain and improve our comparable store sales results depends in large part on improving our forecasting of customer demand and preferences and adjusting our inventory levels accordingly, increasing the number of transactions in each store, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using more effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.
Risks Relating to our Common Stock
An active trading market for our common stock may not continue to exist, and there can be no assurance as to the market price for our common stock.
          While our common stock is currently quoted on the NASDAQ Global Market, we cannot assure that an active market for our common stock will continue to exist. In addition, the market price for our common stock may be highly volatile. The information we are providing in this prospectus and other public filings and announcements may be received negatively by our stockholders or by investors who have been trading in our stock and may cause them to sell their shares, which may cause the price of our common stock to decline. In addition, it is possible that investors who have been trading in our stock have been engaging in short-selling, which could further cause the price of our common stock to decline.

          The trading price of our common stock could also fluctuate due to the factors discussed in this “Risk Factors” section. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. While there can be no assurance that any analysts will continue to cover our company, in the event that one or more of the analysts who may cover us now or in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of analysts who may cover our company from time to time were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
          In addition, the stock market in general has experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The issuance of the convertible notes may result in the increased volatility of the sale price of our common stock as a result of, among other things, the short selling or hedging activities by our note holders. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
As a public company we will incur substantial additional costs to comply with securities laws, rules and regulations, including, in particular, Section 404 of the Sarbanes-Oxley Act.
          We have operated as a public company since June 2005. As a public company subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, we are required, among other things, to file periodic reports relating to our business and financial condition. In addition, beginning with our annual report for the year ending December 29, 2007, Section 404 of the Sarbanes-Oxley Act will require us to include a report with our annual report on Form 10-K that must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of that fiscal year and disclosure of any material weaknesses in internal control that we have identified. Additionally, our independent registered public accounting firm will be required to issue a report on their evaluation of the operating effectiveness of our internal control. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.
          Achieving compliance with Section 404 within the prescribed period will require us to incur significant costs and expend significant time and management resources. If we are unable to complete the work necessary for our management to issue its management report in a timely manner, or if we are unable to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of December 29, 2007. As a result, investors could lose confidence in our reported financial information or public filings, which could have an adverse effect on the trading price of our stock or lead to stockholders litigation. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is not operating effectively. The new laws, rules and regulations may also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified executive officers.
Provisions of our Certificate of Incorporation, Bylaws and Senior Officer Change in Control Compensation Benefits Plan and our Senior Notes could discourage potential acquirers and could deter or prevent a change in control.
          Provisions in our certificate of incorporation, bylaws, Senior Officer Change in Control Compensation Benefits Plan and our Senior Notes, as well as Delaware corporate law, may have the effect of delaying, deferring or preventing a change in control. These provisions include:
•	our ability to issue “blank check” preferred stock;

•	provisions restricting stockholders from calling a special meeting of stockholders;

•	provisions that set forth advance notice procedures for meetings of stockholders; and

•	payments of certain bonus and severance amounts to covered employees in certain circumstances.
          In addition, under our certificate of incorporation, a person or entity who seeks to acquire 4.75% or more of our outstanding common stock, or a person or entity who already is a direct or indirect 4.75% stockholder and wishes to increase its ownership, may not acquire such shares unless it has obtained the prior written consent of our board of directors until such time as these restrictions lapse, which will occur not later than January 4, 2009. Our board of directors may deny any such proposed transaction if it determines in its reasonable assessment that the proposed transaction could jeopardize realization of the full benefits of unrestricted use of our net operating loss carryovers.
          In accordance with our certificate of incorporation, any transaction in violation of these ownership restrictions will be void so that a purported transferee will not have any ownership rights with respect to any shares acquired in excess of these ownership restrictions. Therefore, a purported transferee will not be entitled to any rights as a stockholder, including voting, dividend or distribution rights, with respect to any excess shares. In addition, Eddie Bauer has the right to demand any purported transferee of excess shares to transfer to an agent of our designation its excess shares for resale by the agent or, if the excess shares have already been sold by the purported transferee, to transfer to the agent any proceeds from the sale by the purported transferee of such excess shares. We have set up procedures that instruct our transfer agent not to transfer, without our written approval, any shares on our books and records if such transfer would violate these ownership restrictions.
          These provisions may make it more difficult for other persons or entities, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock, or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. These provisions also may limit the price that certain investors might be willing to pay in the future for shares of our common stock.
Our ability to utilize our NOLs and certain other tax attributes may be limited.
          As of December 30, 2006, we had NOLs of approximately $540 million for federal income tax purposes. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in its equity ownership by value over a three-year period. We may experience an ownership change in the future as a result of subsequent shifts in our stock ownership, including as a result of any conversion of the notes into shares of our common stock. If we were to trigger an ownership change in the future, our ability to use any NOLs existing at that time could be limited.
Risks Relating to Our 5.25% Convertible Senior Notes due 2014
Applicable accounting rules relating to the conversion features of the notes will result in increased non-cash interest expense and may cause volatility in our results of operations due to the requirement to adjust the derivative liability associated with the conversion features to fair value each quarter.
          As a result of the requirement that we settle any conversion of notes occurring prior to the termination of the ownership limitations contained in our certificate of incorporation in cash, the conversion features contained within the notes are deemed to be an embedded derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). In accordance with SFAS 133, the embedded derivative related to the conversion features requires bifurcation from the debt component of the notes and a separate valuation. We recognize the embedded derivative as either an asset or liability on our balance sheet, measure it at its estimated fair value and recognize changes in its estimated fair value within our results of operations each quarter. With the assistance of a third party, we estimate the fair value of the embedded derivative primarily using a Black-Scholes model and other valuation methodologies. The Black-Scholes model and other valuation methodologies are complex and require significant judgments. Additionally, given the volatility of our stock price and the stock price of other comparable retailers, which have a direct impact on our valuation, future changes in the estimated fair value of the conversion features of the notes may have a material impact on our results of operations.

          As a result of the required bifurcation of the embedded derivative related to the conversion features of the notes under SFAS 133, the carrying value of the notes at issuance was $53.8 million, which is significantly less than the $75 million face value of the notes. The difference between the face value and the carrying value of the notes as of the date of issuance will be reflected as an increase to our interest expense using the effective interest rate method over the term of the notes. This discount accretion will result in a significantly higher rate of non-cash interest expense within our results of operations over the stated interest rate of the notes and a corresponding decrease to our net income.
Although the notes are referred to as “senior notes,” the notes are effectively junior to the rights of our and our subsidiary guarantors’ existing and future secured creditors and effectively subordinated to the existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.
          The notes are our general senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured indebtedness and senior in right of payment to any subordinated indebtedness. The notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, the notes are effectively subordinated to all existing and future liabilities of our non-guarantor subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations.
          The notes are guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that are from time to time parties to any of our domestic credit facilities, whether as a borrower, co-borrower or guarantor. The subsidiary guarantees are general unsecured senior obligations of the subsidiary guarantors and will rank equally in right of payment with any existing and future senior unsecured indebtedness of the subsidiary guarantors and senior in right of payment to any subordinated indebtedness of the subsidiary guarantors. The subsidiary guarantees are effectively junior to all of the existing and future secured indebtedness of the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.
          Our non-guarantor subsidiaries have no obligation to pay any amounts due on the notes and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any of our non-guarantor subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.
          Holders of our existing and future secured indebtedness will have claims that are senior to those of the holders of the notes, to the extent of the value of the assets securing such indebtedness. The notes will be effectively junior to existing secured financings and any future secured indebtedness incurred by us and the guarantors. As a result, in the event of any distribution or payment of our or a guarantor’s assets in any bankruptcy, liquidation or dissolution, holders of secured indebtedness will have prior claims to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our general creditors, based on the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure the holders of the notes that there will be sufficient assets to pay amounts due on the notes.
          As of June 30, 2007, (1) on an actual historical basis, we and the subsidiary guarantors had $239.9 million of outstanding indebtedness, excluding amounts due under the convertible notes, of which $224.4 million was senior and secured and $15.5 million was senior and unsecured; and (2) on an as adjusted basis, giving effect to the initial sale of the notes, we and the subsidiary guarantors have outstanding approximately $314.9 million in indebtedness, all of which are senior and $224.4 million of which are secured. At June 30, 2007, our non-guarantor subsidiaries held approximately $44.7 million of assets and had outstanding approximately $11.4 million of indebtedness and other liabilities.

Federal or state laws allow courts, under specific circumstances, to void debts, including subsidiary guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantors.
          Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if a subsidiary guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or suffers other financial difficulty, a court might avoid (that is, cancel) its guarantee. A court might do so if it found that:
•	the subsidiary received less than reasonably equivalent value or fair consideration for the incurrence of such debt or subsidiary guarantee; and

•	when the subsidiary entered into its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee), it either:
•	was or was rendered insolvent;

•	was left with inadequate capital to conduct its business; or

•	believed or should have believed that it would incur debts beyond its ability to pay such debts as they mature.
          A court might also avoid a subsidiary’s guarantee, without regard to these factors, if it found that the subsidiary entered into its guarantee with actual intent to hinder, delay or defraud its creditors.
          The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a court would consider an entity insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
          We cannot be sure as to the standards that a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the subsidiary guarantees would not be voided or subordinated to the subsidiary guarantors’ other debt.
          If the subsidiary guarantees were legally challenged, they could also be subject to the claim that, since they were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors were incurred for less than fair consideration.
          A court could thus void the obligations under the subsidiary guarantees or subordinate the subsidiary guarantees to the subsidiary guarantors’ other debt or take other action detrimental to holders of the notes.
We may not have sufficient consideration necessary to settle conversion of the notes or to purchase the notes upon a fundamental change, and our other debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.
          We will be required to pay cash in respect of notes converted prior to the termination of the ownership limitations contained in our certificate of incorporation. When we are not otherwise required to pay cash in respect of converted notes we may nevertheless elect to settle all or a portion of our conversion obligations by making cash payments. In addition, holders may require us to purchase their notes upon a fundamental change. An event constituting a fundamental change that enables holders to exercise their conversion rights or require us to repurchase their notes may also constitute an event of default, and result in the effective acceleration of the maturity of our then-

existing indebtedness under our credit facilities or other indebtedness we may have in the future. In addition, the terms of our credit facilities may prohibit borrowings thereunder being used to pay for converted notes.
          Further, we cannot assure the holders of the notes that we would have sufficient financial resources, or would be able to arrange financing, to pay the settlement amount in cash, or the fundamental change purchase price for the notes tendered by the holders in cash. Our ability to pay the settlement amount in cash, or the fundamental change purchase price for the notes in cash, will be subject to limitations we may have in our credit facilities, or any other indebtedness we may have in the future. If the holders convert their notes or require us to purchase them, we may seek the consent of our lenders or attempt to refinance our debt, but there can be no assurance that we will be able to do so.
          Failure by us to pay the settlement amount upon conversion or purchase the notes when required will result in an event of default with respect to the notes, which may also result in a default under existing and future agreements governing our indebtedness. If the repayment of such indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.
          In addition, pursuant to the terms of the indenture, we will agree that in no event will the Company issue shares of its common stock beyond the maximum level permitted by the continued listing standards of the Nasdaq Stock Market. This limitation may prevent us from issuing shares in settlement of converted notes in circumstances where we do not have sufficient cash resources to settle the notes by paying cash.
Because the holders’ right to require purchase of the notes upon a fundamental change is limited, the trading price of the notes may decline if we enter into a transaction that does not constitute a fundamental change under the indenture.
          Upon the occurrence of a fundamental change, the holders of the notes have the right to require us to purchase their notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the trading price of the notes.
The fundamental change provisions may delay or prevent an acquisition of us by a third party.
          Certain provisions of the notes could make it more difficult for a third party to acquire us. The fundamental change provisions, including the fundamental change purchase right and the provisions requiring an increase in the conversion rate for conversions in connection with certain fundamental changes, may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.
          The limitation on conversion of the notes prior to the termination of the ownership limitations contained in our certificate of incorporation and conditional conversion feature of the notes until April 1, 2013 could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible and may impact the trading price of the notes and make them more difficult to resell.
          The notes are not convertible prior to the termination of the ownership limitations contained in our charter, which will occur not later than January 4, 2009, except upon the occurrence of specified corporate transactions as described in the convertible notes indenture. Following the termination of the ownership restrictions contained in our certificate of incorporation and prior to April 1, 2013, the notes are convertible if specified conditions are met. Accordingly, a holder’s ability to convert their notes is subject to significant restrictions and they may not be able to receive the value of the cash and/or common stock into which the notes would otherwise be convertible. In addition, an inability to convert may adversely affect the trading price of the notes and/or resale ability of the notes.

The value of consideration received by holders upon conversion of the notes may be less than the conversion value of the notes on the conversion date.
          If notes are converted prior to the termination of the ownership limitations contained in our certificate of incorporation, we must pay cash in settlement in respect of such converted notes. Upon conversion after the ownership limitations contained in our certificate of incorporation have terminated, if we do not elect to settle a conversion entirely by the delivery of shares of our common stock, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 25 trading day observation period. Accordingly, upon conversion of a note, a holder may receive less proceeds than the holder expected because the value of our common stock may decline between the conversion date and the day the settlement amount of the notes is determined. In addition, because of the 25 trading day observation period, settlement will generally be delayed until at least the 30th trading day following the related conversion date.
Under certain circumstances, upon conversion the holder will not receive the settlement amount until after maturity.
          If a holder of the notes converts after the 30th trading day immediately preceding the maturity date and we do not elect to settle a conversion entirely by the delivery of shares of our common stock, such holder will not receive the settlement amount until after the maturity date. In addition, if a holder converts on or prior to the 30th trading day immediately preceding the maturity date, such holder may not receive the settlement amount until after the maturity date, depending on whether a market disruption event occurs on one or more trading days during the 25 trading day observation period.
The notes do not restrict our ability to take certain actions that could adversely affect the trading price of the notes.
          Neither we nor our subsidiaries are restricted under the notes from incurring additional debt (including secured debt), incurring liens, paying dividends, issuing or repurchasing securities or entering into transactions with our affiliates. In addition, the indenture governing the notes does not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the notes could have the effect of diminishing our ability to make payments on the notes when due.
We may issue additional shares of our common stock or other equity and thereby adversely affect the market price of our common stock and the trading price of the notes.
          We are not restricted from issuing additional shares of our common stock, or securities convertible into or exchangeable for our common stock, during the life of the notes and have no obligation to consider the holders’ interests for any reason. If we issue additional shares of our common stock or such convertible or exchangeable securities, it may adversely affect the market price of our common stock and, in turn, the trading price of the notes. In addition, it may impair our ability to raise capital through the sale of additional equity securities.
The trading price of the notes could be adversely affected by the market price of our common stock, which has historically experienced significant volatility.
          Because the notes may be convertible based on the market price of our common stock, we expect that in general the trading price of the notes will be significantly affected by the market price of our common stock. The market price of our common stock has historically experienced significant fluctuations. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, many of which are out of our control. These factors include the other risk factors discussed elsewhere in this prospectus in “Risk factors” and “Cautionary Note Regarding Forward-Looking Statements.” Volatility or depressed market prices of our common stock could result in volatility or depressed trading prices of the notes, could limit the amount of cash and shares of our common stock, if any, deliverable upon conversion of the notes, and could make it difficult for the holders to resell their notes (or shares of common stock, if any, issued upon conversion) when such holder wants or at attractive prices.

The adjustments to the conversion rate do not cover all dilutive events that may adversely affect the trading price of the notes.
          The conversion rate is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers. However, the conversion rate will not be adjusted for certain other events, such as an issuance of common stock for cash or in connection with an acquisition, which may adversely affect the market price of our common stock. If any of these other events adversely affects the market price of our common stock, it may also adversely affect the trading price of the notes.
The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate the holders of the notes.
          If a specified corporate transaction that constitutes certain fundamental changes occurs with respect to notes converted in connection with such transaction, we will increase the conversion rate by a number of additional shares of our common stock unless the price paid per share of our common stock in such transaction is less than $10.84 per share of our common stock (subject to adjustment) or greater than $37.00 (subject to adjustment).
          Although the increase in the conversion rate is designed to compensate the holders for the lost value of their notes as a result of such transaction, it may not adequately compensate such holders for such loss. Furthermore, our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
An active trading market for the notes may not develop.
          The notes have not been, and will not be, listed on any securities exchange or included in any automated quotation system. Therefore, no assurances can be made that any liquid market will develop for the senior notes or that holders of the senior notes will be able to sell their senior notes, and no assurances can be made concerning the price at which the holders will be able to sell their senior notes. The liquidity of the trading market and the trading price of the senior notes may be adversely affected by declines in the trading price of our common stock, by the delisting of our common stock from the NASDAQ Global Market, by changes in our financial performance or prospects and by changes in the financial performance of or prospects for companies in our industry generally.
If we pay a cash dividend on our common stock, the holders of the notes may be deemed to have received a taxable dividend without the receipt of any cash.
          If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and the holders of the notes may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If a person or an entity is a non-U.S. holder (as defined in “Material U.S. federal income tax consequences”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty.
If an individual holds notes, they will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.
          If an individual holds notes, they will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. A holder will only have rights with respect to our common stock if and when we deliver shares of our common stock to such holder upon conversion of the holder’s notes, and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to the holder, the holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers or rights of our common stock.

An adverse rating of the notes may adversely affect the trading price of the notes.
          We do not intend to seek a rating on the notes. However, if the notes are rated in the future and one or more rating agencies assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the trading price of the notes and our common stock could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, the documents we have incorporated by reference and the periodic and other reports we have filed and may file from time to time with the SEC may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “may,” “will,” “would,” “intends,” “plans,” “predicts,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “should” or “will continue” or similar expressions or the negatives of these terms or other variations of these expressions, or similar terminology, or discussions of strategy, plans or intentions.
          These forward-looking statements reflect our current views regarding future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including, among others:
•	consumer acceptance of our products and our ability to keep up with fashion trends, develop new merchandise, launch new product lines successfully, offer products at the appropriate price points and enhance our brand image;

•	the highly competitive nature of the retail industry generally and the segment in which we operate particularly;

•	the possible lack of availability of suitable store locations on appropriate terms;

•	our reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, political instability, legal and regulatory matters, duties, taxes, other charges and quotas on imports, local business practices and political issues and risks related to currency and exchange rates;

•	our ability to service any debt we incur from time to time, as well as the requirements the agreements related to such debt impose upon us;

•	shifts in general economic conditions, consumer confidence and consumer spending patterns;

•	our ability to retain, hire and train key personnel and management;

•	the seasonality of our business;

•	the ability of our manufacturers to deliver products in a timely manner or meet quality standards;

•	changes in weather patterns;

•	the impact of the material weaknesses in internal control identified by management and the lack of effectiveness of our disclosure controls and procedures currently;

•	increases in the costs of mailing, paper and printing;

•	price and supply volatility of energy supplies;

•	our reliance on information technology, including risks related to the implementation of new information technology systems, risks associated with service interruptions and risks related to utilizing third parties to provide information technology services;

•	natural disasters;

•	the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; and
•	the other risks identified in this Registration Statement, or the documents incorporated by reference herein, including our Annual Report on Form 10-K for the fiscal year ended December 30, 2006 and our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007.
          Some of these factors are discussed in more detail in this prospectus, including in the section of this prospectus entitled “Risk Factors,” and in the documents incorporated by reference into this prospectus. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this prospectus, and any of the periodic and other reports we have filed or may file from time to time with the SEC as anticipated, believed, estimated or expected, and this could have a material adverse effect on our business, financial condition and results of operations.
          For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or the date of any documents incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus or referred to in this section. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, unanticipated events or otherwise.
USE OF PROCEEDS
          The shares being registered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders.
DILUTION
          Because any selling stockholder who offers and sells shares covered by this prospectus may do so at various times, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, we have not included in this prospectus information about the dilution (if any) to the public arising from these sales.

SELLING STOCKHOLDERS
     The following table identifies the selling stockholders and indicates (i) the nature of any material relationship that such selling stockholder has had with us for the past three years, (ii) the number of shares beneficially owned by the selling stockholder, (iii) the amount to be offered for each of the selling stockholder’s account, and (iv) the number of shares and percentage of outstanding shares of our common stock to be owned by each selling stockholder after the sale of the shares offered by them pursuant to this offering. The selling stockholder information is based on information provided to us by or on behalf of the selling stockholders. The tabular information below assumes that all the shares of common stock being offered pursuant to the Registration Statement of which this prospectus is a part are sold to third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that each selling stockholder may retain after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.
     The percentage ownership data is based on 30,489,228 shares of our common stock issued and outstanding as of August 15, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of the date as of which this information is provided, and not subject to repurchase as of that date, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
     The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders set forth below.

					Percentage of Shares
	Number of Shares				Beneficially Owned
	Beneficially		Shares Being		Before	After
Selling Stockholder	Owned		Registered		Offering	Offering
McNeil S. Fiske, Jr.
President, Chief Executive Officer and Director	0		737,089	(1)(2)	*	*
Roy Tom Helton
Chief Human Resources Officer	0		69,000	(1)(3)	*	*
Kathleen Boyer
SVP, Chief Merchandising Officer	63,875		105,000	(1)(4)	*	*
Ann Perinchief
SVP Retail	56,867	(29)	82,250	(1)(5)	*	*
Howard Gross
Director, Former Interim Chief Executive Officer	11,030		45,891	(1)(6)	*	*
William T. End
Director	11,030		36,350	(1)(7)	*	*
Paul E. Kirincic
Director	11,030		36,350	(1)(8)	*	*
Laurie M. Shahon
Director	11,030		36,350	(1)(9)	*	*
Stephen E. Watson
Director	11,030		36,350	(1)(10)	*	*
John C. Brouillard
Director	11,030		36,350	(1)(11)	*	*
Kenneth M. Reiss
Director	11,030		36,350	(1)(12)	*	*
Edward M. Straw
Director	11,030		36,350	(1)(13)	*	*
William E. Redmond, Jr.
Director	0		7,535	(1)(14)	*	*

				Percentage of Shares
	Number of Shares			Beneficially Owned
	Beneficially		Shares Being	Before	After
Selling Stockholder	Owned		Registered	Offering	Offering
Vivian Gysler
Vice-President	20,987	(15)	7,475	*	*
Rich Lauer
Vice-President	20,987	(16)	7,475	*	*
David Makuen
Vice-President	17,487	(17)	11,450	*	*
Don Perinchief
Vice-President	56,867	(18)	75	*	*
Mark Staudinger
Vice-President	16,512	(19)	3,000	*	*
Karen Boze
Division Vice-President	13,383	(20)	9,533	*	*
Earl Devanny
Division Vice-President	6,537	(21)	3,650	*	*
Magdeline Maita
Division Vice-President	10,037	(22)	3,575	*	*
Dean Shelato
Division Vice-President	9,237	(23)	2,775	*	*
Mark Stoddard
Division Vice-President	10,037	(24)	3,575	*	*
Gitta Moseley
Division Vice-President	6,698	(25)	5,255	*	*
Susan Sawhill
Division Vice-President	9,237	(26)	2,775	*	*
Maureen Pavlovich
employee director	9,237	(27)	2,775	*	*
Kurt Petonke
employee director	9,137	(28)	2,675	*	*

(*)	Less than 1.0%

(1)	The shares being registered include common stock underlying awards granted pursuant to the Plan that are not exercisable within 60 days of the date of this prospectus and therefore are not deemed to be beneficially owned by the selling stockholders.

(2)	The number of shares includes 37,089 shares potentially issuable pursuant to unvested restricted stock units and 700,000 shares potentially issuable pursuant to unvested stock options.

(3)	The number of shares includes 11,000 shares potentially issuable pursuant to unvested restricted stock units and 58,000 shares potentially issuable pursuant to unvested stock options.

(4)	The number of shares includes 45,500 shares of common stock, 22,750 shares potentially issuable pursuant to unvested restricted stock units, 18,375 shares potentially issuable pursuant to currently exercisable stock options, and 18,375 shares potentially issuable pursuant to unvested stock options.

(5)	The number of shares includes 22,750 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 22,750 shares potentially issuable pursuant to unvested restricted stock units, 18,375 shares potentially issuable pursuant to currently exercisable stock options and 18,375 shares potentially issuable pursuant to unvested stock options.

(6)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 26,038 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(7)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(8)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(9)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(10)	The number of shares includes 2,853 shares of common stock, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(11)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(12)	The number of shares includes 1,426 shares of common stock, 1,427 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(13)	The number of shares includes 2,140 shares of common stock, 713 shares potentially issuable pursuant to vested but not yet settled restricted stock units, 16,497 shares potentially issuable pursuant to unvested restricted stock units, 5,666 shares potentially issuable pursuant to currently exercisable stock options and 11,334 shares potentially issuable pursuant to unvested stock options.

(14)	The number of shares includes 7,535 shares potentially issuable pursuant to unvested restricted stock units.

(15)	The number of shares includes 7,475 shares of common stock, 7,475 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 6,037 shares potentially issuable pursuant to currently exercisable stock options.

(16)	The number of shares includes 7,475 shares of common stock, 7,475 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 6,037 shares potentially issuable pursuant to currently exercisable stock options.

(17)	The number of shares includes 11,450 shares of common stock and 6,037 shares potentially issuable pursuant to currently exercisable stock options.

(18)	The number of shares includes 75 shares of common stock, 7,475 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 6,037 shares potentially issuable pursuant to currently exercisable stock options. The number of shares also includes 43,280 shares held by Ann Perinchief, the spouse of Don Perinchief. Mr. Perinchief disclaims beneficial ownership of the common stock held by Ms. Perinchief.

(19)	The number of shares includes 3,000 shares of common stock, 7,475 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 6,037 shares potentially issuable pursuant to currently exercisable stock options.

(20)	The number of shares includes 9,533 shares of common stock, and 3,850 shares potentially issuable pursuant to currently exercisable stock options.

(21)	The number of shares includes 3,650 shares of common stock and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(22)	The number of shares includes 3,575 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(23)	The number of shares includes 2,775 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(24)	The number of shares includes 3,575 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(25)	The number of shares includes 5,255 shares of common stock and 1,443 shares potentially issuable pursuant to currently exercisable stock options.

(26)	The number of shares includes 2,775 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(27)	The number of shares includes 2,775 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(28)	The number of shares includes 2,675 shares of common stock, 3,575 shares potentially issuable pursuant to vested but not yet settled restricted stock units and 2,887 shares potentially issuable pursuant to currently exercisable stock options.

(29)	The number of shares includes 13,587 shares held by Don Perinchief, the spouse of Ann Perinchief. Ms. Perinchief disclaims beneficial ownership of the common stock held by Mr. Perinchief.

PLAN OF DISTRIBUTION
          We are registering the shares of our common stock on behalf of the selling stockholders. Selling stockholders, as used herein, includes donees, pledges, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:
•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	a sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions;

•	a block trade in which a selling stockholder will engage a broker-dealer as agent, who will then attempt to sell the common stock, or position and resell a portion of the block, as principal, in order to facilitate the transaction;

•	in privately negotiated transactions;

•	derivative transactions with third parties;

•	other hedging transactions, whereby a selling stockholder may:
(i) enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer of affiliate may use shares of common stock received from the selling stockholders to close out its short positions;
(ii) sell common stock, short itself and redeliver such shares to close out its short positions;
(iii) enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker- dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or
(iv) loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event or default in the case of a pledge, sell the pledged shares pursuant to this prospectus
•	a combination of these methods of sale; and

•	any other method permitted pursuant to applicable law.
          The selling stockholders may sell their shares of common stock at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices. Pursuant to Rule 144 of the Securities Act, the selling stockholders may be deemed to be control parties and we believe that the sale to the public by the selling stockholders of the shares of common stock we are registering will be governed by the requirements of Rule 144. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. If the shares are sold through one or more underwriters, any underwriting compensation paid to underwriters or agents in connection with the sale and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement.

          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.
          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer and any other material facts related to the transaction (including any underwriting agreement to which we become a party) will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. We and the selling stockholders may indemnify any underwriter or broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          A selling stockholder may decide not to sell the common stock described in this prospectus. We cannot assure holders that any selling stockholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
LEGAL MATTERS
          The validity of the shares of common stock offered by this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C.
EXPERTS
          The consolidated financial statements of Eddie Bauer Holdings, Inc. as of December 30, 2006 and December 31, 2005 and for each of the two years in the period ended December 30, 2006 incorporated by reference in this prospectus from the Form 8-K filing dated April 17, 2007 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the Securities and Exchange Commission this Registration Statement on Form S-8, including exhibits, under the Securities Act relating to the shares of common stock offered by this prospectus. You should read both this prospectus and, if applicable, any prospectus supplement, together with the information incorporated by reference in this prospectus.
          This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information found in the Registration Statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the Registration Statement and the exhibits filed with the Registration Statement. Statements contained in this prospectus that summarize any contract, agreements or other documents are not necessarily complete and, in each case, you should refer to the copy of the contract, agreement, or other document filed as an exhibit to the Registration Statement or incorporated by reference as part of the Registration Statement.
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The SEC maintains a website that contains annual, quarterly and current reports, proxy statements and other information regarding registrants, including us, that file reports with the SEC electronically. The SEC’s website address is www.sec.gov. You may also read and copy any materials we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our website at www.eddiebauer.com. However, the information on our website is not incorporated into this prospectus and you should not consider information contained on the SEC’s website or our website to be part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and may supersede the information in this prospectus and information previously filed with the Securities and Exchange Commission. All filings filed by us pursuant to the Securities Exchange Act of 1934 after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement shall be deemed to be incorporated by reference into this prospectus. We also incorporate by reference the documents listed below and all documents subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold:
•	our Annual Report on Form 10-K for the year ended December 30, 2006 filed on March 29, 2007, as amended on April 30, 2007 and May 11, 2007 (the financial statements included in the Form 10-K were superseded by the financial statements for the year ended December 30, 2006 included in the Company’s Form 8-K dated April 17, 2007);

•	our Quarterly Reports on Forms 10-Q for the three-months ended March 31, 2007 (filed on May 14, 2007) and June 30, 2007 (filed on August 14, 2007); and

•	our Current Reports on Form 8-K dated January 2, 2007 (filed on January 3, 2007), January 10, 2007 (filed on January 10, 2007), January 10, 2007 (filed on January 10, 2007), January 25, 2007 (filed on January 25, 2007), January 31, 2007 (filed on February 1, 2007), February 5, 2007 (filed on February 6, 2007), February 8, 2007 (filed on February 8, 2007), February 9, 2007 (filed on February 15, 2007), March 14, 2007 (filed on March 14, 2007), as amended on March 16, 2007, March 28, 2007 (filed on March 28, 2007), March 29, 2007 (filed on March 30, 2007), April 4, 2007 (filed on April 6, 2007), April 17, 2007 (filed on April 17, 2007), May 15, 2007 (filed on May 15, 2007), June 12, 2007 (filed on June 18, 2007) and August 14, 2007 (filed on August 14, 2007).

          You may review these filings, at no cost, over the Internet at our website at www.eddiebauer.com, or request a free copy of any of these filings by writing or calling us at the following address:
Eddie Bauer Holdings, Inc.
10401 NE 8th Street, Suite 500
Bellevue, WA 98004
Attention: Corporate Secretary
Telephone: (425) 755-6544
          This prospectus does not incorporate information from our website, and you should not rely on our website in determining whether to invest in our common stock.
PROSPECTUS
August 16, 2007

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
          The following documents filed by the Registrant with the SEC (other than those furnished pursuant to Item 2.02 on Form 8-K) are incorporated by reference in this Registration Statement:
1.	The Registrant’s Annual Report on Form 10-K for the year ended December 30, 2006 filed on March 29, 2007, as amended on April 30, 2007 and May 11, 2007 (the financial statements included in the Form 10-K were superseded by the financial statements for the year ended December 30, 2006 included in the Company’s Form 8-K dated April 17, 2007);

2.	The Registrant’s Quarterly Reports on Form 10-Q for the three-months ended March 31, 2007 (filed on May 14, 2007) and June 30, 2007 (filed on August 14, 2007);

3.	The Registrant’s Current Reports on Form 8-K dated January 2, 2007 (filed on January 3, 2007), January 10, 2007 (filed on January 10, 2007), January 10, 2007 (filed on January 10, 2007), January 25, 2007 (filed on January 25, 2007), January 31, 2007 (filed on February 1, 2007), February 5, 2007 (filed on February 6, 2007), February 8, 2007 (filed on February 8, 2007), February 9, 2007 (filed on February 15, 2007), March 14, 2007 (filed on March 14, 2007), as amended on March 16, 2007, March 28, 2007 (filed on March 28, 2007), March 29, 2007 (filed on March 30, 2007), April 4, 2007 (filed on April 6, 2007), April 17, 2007 (filed on April 17, 2007), May 15, 2007 (filed on May 15, 2007), June 12, 2007 (filed on June 18, 2007) and August 14, 2007 (filed on August 14, 2007); and

4.	The description of the Registrant’s Common Stock contained in the Registrant’s Registration Statement on Form 8-A, as filed with the SEC on October 10, 2006.
          In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Statements contained in this Registration Statement or in a document incorporated by reference may be modified or superseded by later statements in this Registration Statement or by statements in subsequent documents incorporated by reference, in which case you should refer to the later statement.
Item 4. Description of Securities.
          Not applicable.
Item 5. Interests of Named Experts and Counsel.
          Not applicable.

Item 6. Indemnification.
     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Section 145 of the DGCL further provides, among other things, that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under the DGCL.
     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.
Assumed Indemnification Obligations
     Pursuant to the Amended Joint Plan of Reorganization effective on June 21, 2005 (the “Plan of Reorganization”), the Registrant assumed certain indemnification obligations for any person who served (i) as an officer or employee of any of the debtors in the Spiegel, Inc. Chapter 11 proceedings during the period beginning June 1, 2004, subject to certain exceptions that are described in more detail in the Plan of Reorganization, or (ii) on the Spiegel, Inc. restructuring committee. All of the Registrant’s current executive officers and most of the Registrant’s officers are indemnified pursuant to this assumption under the Plan of Reorganization. The Registrant did not assume the obligation to make any advances to, or indemnify any persons in respect of any settlement or judgment of any claim asserted by any Spiegel, Inc. stockholder. Furthermore, pursuant to the Plan of Reorganization, to the extent that indemnification claims relate to pre-February 27, 2003 acts, any individual covered by the assumed indemnification obligations must first demonstrate that he or she has taken all reasonable actions to obtain payment under any applicable insurance policies, and that the insurers under the policies have disclaimed coverage or have informed such individual that the available limits of liability under the applicable policies have been exhausted. The Registrant is only required to make a payment under the assumed indemnification obligations after the insurance policy has been exhausted or is not otherwise available. With respect to post-February 27, 2003 acts, an insurance policy took effect on March 1, 2003 to cover such acts.
New Indemnification Arrangements
     The Registrant’s bylaws include provisions permitted under the DGCL relating to the liability and indemnification of the Registrant’s directors and officers. Under these provisions, the Registrant will indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that the person was or is one of the Registrant’s directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, provided that the director or officer acted in good faith and in a manner that he or she believed to be in, or not opposed to, the best interest of the Registrant, and with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful. These provisions provide that the Registrant may indemnify any of its associates or agents to the same extent that the Registrant is required to indemnify its directors and officers.
     The Registrant has entered into indemnification agreements with its directors and executive officers and certain officers and employees of Eddie Bauer, Inc. These agreements provide, among other things, that the Registrant will indemnify its directors, executive officers and certain officers and employees of Eddie Bauer, Inc. for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer, officer or employee who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of the Registrant’s directors, executive officers, or officers or employees, as the case may be, or any of the Registrant’s subsidiaries or any other company or enterprise to which the person provides services at the Registrant’s request. The Registrant believes that these indemnification agreements are necessary to attract and retain qualified persons as its directors and executive officers and as officers and employees of Eddie Bauer, Inc. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant maintains directors’ and officers’ liability insurance coverage.
Item 7. Exemption from Registration Claimed.
          Not Applicable.
Item 8. Exhibits.

4.1	Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan as amended and restated on April 29, 2007 (incorporated by reference from Appendix A of the Registrant’s Schedule 14A Definitive Proxy Statement for the 2007 Annual Meeting of Shareholders).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 of this Registration Statement).

24.1	Power of Attorney (set forth on the signature pages of this Registration Statement).

*	Filed herewith.

Item 9. Undertakings.
     The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on August 16, 2007.

EDDIE BAUER HOLDINGS, INC. (Registrant)
By:	/s/ McNeil S. Fiske, Jr.
McNeil S. Fiske, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY
     Each person whose signature appears in this Registration Statement in any capacity hereby constitutes and appoints McNeil S. Fiske, Jr. and David Taylor, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with the Securities and Exchange Commission, with all exhibits thereto, and other documents in connection therewith, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or desirable.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Name	Title	Date

/s/ McNeil S. Fiske, Jr.	President and Chief Executive Officer and Director	August 16, 2007
McNeil S. Fiske, Jr.	(Principal Executive Officer)

/s/ David Taylor	Interim Chief Financial Officer	August 16, 2007
David Taylor	(Principal Financial Officer and Principal Accounting Officer)
/s/ William T. End	Director	August 16, 2007
William T. End

/s/ John C. Brouillard	Director	August 16, 2007
John C. Brouillard

/s/ Howard Gross	Director	August 16, 2007
Howard Gross

Name	Title	Date

/s/ Paul E. Kirincic	Director	August 16, 2007
Paul E. Kirincic

/s/ William E. Redmond, Jr.	Director	August 16, 2007
William E. Redmond, Jr.

/s/ Kenneth M. Reiss	Director	August 16, 2007
Kenneth M. Reiss

/s/ Laurie M. Shahon	Director	August 16, 2007
Laurie M. Shahon

/s/ Edward M. Straw	Director	August 16, 2007
Edward M. Straw

/s/ Stephen E. Watson	Director	August 16, 2007
Stephen E. Watson

INDEX TO EXHIBITS

4.1	Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan as amended and restated on April 29, 2007 (incorporated by reference from Appendix A of the Registrant’s Schedule 14A Definitive Proxy Statement for the 2007 Annual Meeting of Shareholders).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 of this Registration Statement).

24.1	Power of Attorney (set forth on the signature pages of this Registration Statement).

*	Filed herewith